Exhibit 99.37

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

February 11, 2021

Item 3:	News Release

The news release was disseminated on February 11, 2021, through the news dissemination services of Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company announced recently received assay results from drilling at the Keats Zone, part of the Company’s ongoing 200,000m diamond drill program at its 100% owned Queensway Project, located on the Trans-Canada Highway 15 km west of Gander, Newfoundland..

Item 5:	Full Description of Material Change

Please see the news release attached hereto as Schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

February 11, 2021

Schedule “A”

New Found Gold Corp. Suite 1430, 800 West Pender Street Vancouver, BC, V6C 2V6

New Found Intercepts 28.4 g/t Au over 13.8m

and 25.0 g/t Au over 10.3m at Keats,

Provides Exploration Overview

Vancouver, BC, February 11, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce recently received assay results from drilling at the Keats Zone (“Keats”), part of the Company’s ongoing 200,000 m diamond drill program at its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15 km west of Gander, Newfoundland.

Highlights

•	Highlights from these results are summarized below and in Figure 1.

Keats Zone Summary Results

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)
NFGC-20-37	9.0	19.3	10.3	25.0
NFGC-20-38	105.8	111.6	5.8	19.8
NFGC-20-40A	107.4	114.7	7.3	19.3
NFGC-20-45	46.6	60.4	13.8	28.4
and	68.0	71.3	3.3	20.6
and	83.3	85.3	2.0	17.1
NFGC-20-46	112.7	115.6	2.9	13.7
NFGC-20-56	25.6	57.9	32.3	6.18
Including	25.6	31.0	5.4	15.7

Note that the exact orientation of the veins is uncertain but believed to be steeply dipping thus implying true widths of the high-grade zone to be in the 70% to 80% range of reported drill lengths.

•	At Keats while mineralization remains open in all directions, we have observed a clear trend in the highest grade material forming a zone with a shallow plunge to the south along the Keats Baseline Fault.

•	High-grade assay intervals received to date at Keats have correlated directly with the observation of significant visible gold in drill core. The Company is utilizing the observation of visible gold in drill core as the primary method to guide step-out drilling at Queensway.

•	Assay results received from drilling to date have outlined an approximate 115m strike length of a thick, high-grade zone of gold mineralization at Keats. Logging and interpretation of drill core in step out holes to the north and south of this 115m interval have expanded the potential continuation of this zone to at least 260m of strike. This target zone remains open in both directions along strike and to depth.

•	To the north the high-grade zone daylights at rock surface (under approximately 10m of glacial till), where broad intervals of near-surface high grade gold have previously been reported. Hole NFGC-20-41 for example was drilled in this area and returned two near surface intervals: 22.5 g/t Au over 10.4m and 31.4 g/t Au over 15.9m, with the first interval starting at 11.7m down hole (see the Company’s January 11, 2021 news release).

Denis Laviolette, President of New Found, stated: “Drilling to date at Keats is delineating a high grade, near surface zone with significant extent and size potential. We are continuing to step out on it to the north, to the south, and to depth. At the Lotto Zone 2 km north of Keats, step-outs from hole NFGC-20-17 (41.2 g/t Au over 4.75m and 25.4 g/t Au over 5.15 m, see the Company’s October 2, 2020 news release) appear to be delineating a new zone of near surface, high-grade gold. The Company believes that historical exploration at the Knob prospect located 2 km south of Keats which includes a historical resource outlined by Noranda has significant room for expansion and drilling is scheduled to start on this target shortly. Additional drills are being mobilized to the site to double the rig count from four to eight with the increase focused on exploring some of the more than fifteen high-grade gold zones along the Appleton and JBP faults and the many kilometers of strike along these fault zones that have not been drill tested to date. Numerous high-grade boulders and float samples located along the parallel JBP fault, 5 km to the east have yet to be sourced and recent geophysical interpretations are pointing toward a number of targets along a twelve kilometer section of this fault that warrant drilling.”

Figure 1. Reported and pending holes at Keats Zone

Figure 2. Example gold mineralization from hole NFGC-20-45

Figure 3. Example gold mineralization from hole NFGC-20-40A

Drill Hole Interval Details

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-37	9.0	19.3	10.3	25.0	Keats Main
And	22.7	28.6	5.9	5.18
And	32.8	40.7	7.9	2.82
And	43.8	45.8	2.0	13.2
And	151.6	153.6	2.0	1.21	Keats FW
NFGC-20-38	90.0	94.8	4.8	0.97	Keats Main
And	101.5	103.8	2.3	1.13
And	105.8	133.2	27.4	5.64
Including	105.8	111.6	5.8	19.8
And	159.4	161.7	2.3	1.33	Keats FW
NFGC-20- 40A	93.4	95.7	2.3	1.91	Keats Main
And	107.4	114.7	7.3	19.3
And	120.5	123.4	2.9	1.73
And	129.9	132.2	2.3	5.03
And	144.5	146.8	2.3	3.75
And	171.9	174.0	2.1	1.09	Keats FW
NFGC-20-45	22.5	25.0	2.5	2.1	Keats HW
And	46.6	60.4	13.8	28.4	Keats Main
And	68.0	71.3	3.3	20.6
And	83.3	85.3	2.0	17.1
NFGC-20-46	92.8	95.0	2.2	7.32	Keats Main
And	112.7	115.6	2.9	13.7
Including	114.0	114.5	0.5	59.8
And	133.5	135.5	2.0	5.23
NFGC-20-49			NSV
NFGC-20-53	20.6	23.4	2.8	1.07	Keats Main
And	32.6	35.0	2.4	2.20
And	53.4	55.9	2.5	2.59
And	58.6	62.0	3.4	3.24
And	70.0	74.3	4.3	1.83
And	75.8	78.1	2.3	3.64
And	90.0	92.4	2.4	4.72
NFGC-20-54	69.5	80.5	11.0	1.98	Keats Main
Including	69.5	70.5	1.0	6.68
And	85.4	94.1	8.7	2.02
Including	85.4	85.9	0.5	18.9
NFGC-20-56	25.6	57.9	32.3	6.18	Keats Main
Including	25.6	31.0	5.4	15.7
And	62.3	68.7	6.4	3.52
Including	66.0	68.3	2.3	6.69

	Azimuth
Hole No.	(°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-37	300	-45	344	658224	5427518
NFGC-20-38	300	-45	176	658254	5427461
NFGC-20-40A	300	-45	204	658249	5427453
NFGC-20-45	300	-45	164	658240	5427509
NFGC-20-46	300	-45	169	658267	5427493
NFGC-20-49	300	-45	234	658309	5427468
NFGC-20-53	300	-45	188	658254	5427513
NFGC-20-54	300	-45	198	658160	5427439
NFGC-20-56	300	-45	118	658226	5427505

QA/QC

True widths of the new exploration intercepts reported in this press release have yet to be determined but are estimated to be 70% to 80% of reported core lengths. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cutoff of 1.0 g/t Au. All HQ split core assays reported were obtained by either whole sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia. The whole sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Any samples that returned over-limit values (>100 g/t silver) were analyzed with the Ag-OG62 procedure (Ag by HF-HNO3 -HClO4 digestion with HCl leach, ICP-AES or AAS finish). Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. With working capital of approximately C$72M the Company is well financed to continue its current 200,000m program, with a planned increase from the current four drills to eight drills in Q1, 2021. New Found has a proven capital markets and mining team with major shareholders including Palisades Goldcorp (33%), Eric Sprott (18%), Novo Resources (11%), Rob McEwen (7%), other institutional ownership (8%), and management, directors, and insiders (4%).

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgments

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.